

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 19, 2017

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, IL 60047

  **Re: ACCO Brands Corporation
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 24, 2016
    File No. 001-08454**

Dear Mr. Fenwick:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Lyn Shenk for

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure